UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

iGo, Inc.
(Name of Subject Company)

iGo, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

449593201
(CUSIP Number of Class of Securities)

Terry Gibson

President, Chief Executive Officer,

Chief Financial Officer and Secretary

iGo, Inc.
17800 North Perimeter Drive, Suite 200
Scottsdale, Arizona 85255
(480) 596-0061

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

with a copy to:

Steven D. Pidgeon, Esq.
DLA Piper US LLP
2525 East Camelback Road
Suite 1000
Phoenix, Arizona 85016-4232

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on July 25, 2013, as amended (the “Schedule 14D-9”), by iGo, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Steel Excel Inc. (“Purchaser”), a Delaware corporation, to purchase up to 1,316,866 of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.01 per Share, on a fully diluted basis, together with the associated preferred stock purchase rights issued in connection with and subject to the Amended and Restated Stockholder Rights Agreement dated as of June 20, 2013, as amended, by and between the Company and Computershare Trust Company, N.A., at a purchase price of $3.95 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer was made pursuant to a Stock Purchase and Sale Agreement, dated as of July 11, 2013 (the “Sale Agreement”), by and between the Company and Purchaser. A copy of the Sale Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.    Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraphs:

“Computershare Trust Company, N.A., the depositary for the Offer, has advised Purchaser that as of the expiration of the guaranteed delivery period associated with the Offer, a total of 2,058,422 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 68.8% of the Shares outstanding as of July 11, 2013 on a fully diluted basis. Because the Offer was oversubscribed, the number of Shares to be purchased from each of the tendering stockholders has been prorated. The final proration factor, as reported by the Depositary, is approximately 63.9744% of the tendered Shares.

On August 23, 2013, Purchaser accepted for purchase 1,316,866 Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Payment for such Shares, based on the final proration factor and any adjustments to avoid purchases of fractional Shares, will be made promptly in accordance with the terms of the Offer. All Shares tendered but not accepted for payment in the Offer will be returned to the tendering stockholders.

On August 28, 2013, the Company and Purchaser issued a joint press release announcing the final number of tendered Shares and the proration factor for the Offer. The full text of the press release is set forth as Exhibit (a)(5)(D) hereto.”

Item 9.    Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(5)(D)	Joint Press Release of the Company and Purchaser on August 28, 2013 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by Purchaser with the SEC on August 28, 2013)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

IGO, INC.

	By:	/s/ Terry Gibson
Terry Gibson President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)
Dated: August 28, 2013

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)
(a)(1)(B)

Form of Letter of Transmittal, including Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification) and instructions for completing the form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)
(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(F)

Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(2)(A)

Letter to Stockholders of the Company dated July 25, 2013 from Michael D. Heil, President, Chief Executive Officer and Secretary of the Company (incorporated by reference to Annex I attached to this Schedule 14D-9)*

(a)(2)(B)	Opinion of Roth, dated July 11, 2013 (incorporated by reference to Annex II attached to this Schedule 14D-9)*
(a)(5)(A)	Joint Press Release of the Company and Purchaser on July 11, 2013 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 11, 2013)
(a)(5)(B)	Joint Press Release of the Company and Purchaser on July 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)
(a)(5)(C)	Joint Press Release of the Company and Purchaser on August 23, 2013 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Purchaser with the SEC on August 23, 2013)
(a)(5)(D)	Joint Press Release of the Company and Purchaser on August 28, 2013 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by Purchaser with the SEC on August 28, 2013)
(e)(1)

Stock Purchase and Sale Agreement dated July 11, 2013 by and between the Company and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(e)(2)

Tender and Voting Agreement, by and among Purchaser, the Company (only with respect to Section 6 and Section 10 thereof and as a third party beneficiary of Section 4(f) thereof) and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(g)	Not applicable
(h)	Not applicable

______________________________________________

* Previously filed with the Schedule 14D-9.